GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

06016242

15 August 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

SEC MAIL RECEIVED
AUG 2 1 2006
WASH. D.C. 185

Dear Sirs, New GKN PLC

GKN plc

- **Director/PDMR Shareholding**

For your information I enclose a copy of the above announcement which was released yesterday.

Yours faithfully,

PROCESSED
AUG 2 4 2006
THOMSON
FINANCIAL

Sandie De Ritter

Enc

82 - 5204

Regulatory Announcement

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Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Director/PDMR Shareholding
Released	15:38 14-Aug-06
Number	PRNUK-1408

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR3.1.4R(1).

An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1-16, 23 and 24.

An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1- 4, 6, 8, 13, 14, 16, 23 and 24.

An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete the following in block capitals

1. Name of the issuer

GKN plc

2. State whether the notification relates to:

(i) a transaction notified in accordance with DR3.1.4R(1)(a); or

(ii) DR3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) both (i) and (ii)

3. Name of the person discharging managerial responsibilities/director

Kevin Smith

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Connected Person - The GKN Retirement Benefits Plan for Kevin Smith

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial interest of Kevin Smith

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

GKN plc 50p Ordinary Shares

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

The GKN Retirement Benefits Plan for Kevin Smith

8. State the nature of the transaction

Purchase of Shares

9. Number of shares, debentures or financial instruments relating to shares acquired

71,750

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.01%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£2.9025 per share

14. Date and place of transaction

14 August 2006, London Stock Exchange

15. Total holding following notification and total percentage holding following notification (any treasury shares should hot be taken into account when calculating percentage)

The GKN Retirement Benefits Plan for Kevin Smith: 71,750 shares (0.01%)

Kevin Smith (including beneficial ownership of the shares within the GKN Retirement Benefits Plan for Kevin Smith): 275,023 shares (0.039%)

16. Date issuer informed of transaction

14 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following:

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

This purchase of shares into the GKN Retirement Benefits Plan for Kevin Smith has been funded through the re-investment of existing funds held within that Plan.

24. Name of contact and telephone number for queries

CHRISTOPHER WINTERS

01527 533383

Name and signature of duly authorised officer of issuer responsible for making notification

CHRISTOPHER WINTERS

Date of notification

14 AUGUST 2006

END

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